

September 20, 2022

Donald Merril
Chief Financial Officer
U.S. Silica Holdings, Inc.
24275 Katy Freeway, Suite 600
Katy, Texas 77494

> **Re: U.S. Silica Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Response Dated September 2, 2022**
> **File No. 001-35416**

Dear Mr. Merril:

We have reviewed your September 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 2. Properties, page 25

1. We note your responses to our comment letters dated May 9, 2022 and July 21, 2022, including the proposed revisions to the disclosures in your Form 10-K for the fiscal year ended December 31, 2021. Please amend this Form 10-K to include all of the revised disclosures and the proposed changes to the technical reports noted in your responses.

   In addition, it appears that the conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your Form 10-K should be revised.

You may contact John Coleman at 202-551-3610 or Ethan Horowitz at 202-551-3311 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation